SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

———

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 28, 2005

J. C. PENNEY COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-15274	26-0037077
(State or other jurisdiction	(Commission File No.)	(I.R.S. Employer
of incorporation)		Identification No.)

6501 Legacy Drive
Plano, Texas   75024-3698

(Address of principal executive offices)   (Zip code)

Registrant's telephone number, including area code: (972) 431-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13d-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

Pursuant to the Management Incentive Compensation Program, as amended (the "Program") of J. C. Penney Corporation, Inc., the wholly-owned retail operating subsidiary of J. C. Penney Company, Inc., an annual incentive cash award is made upon the achievement of pre-set performance goals. Based upon the performance goals and actual performance for fiscal 2004, an incentive cash payment to each of the named executive officers (including certain employees who have retired or resigned) at 160% of the incentive targets has been made resulting in awards of the following amounts:

Named Executive Officer	2004 Incentive Compensation
Robert B. Cavanaugh Executive Vice President, Chief Financial Officer	$489,648.63
Gary L. Davis Executive Vice President, Chief Human Resources and Administration Officer	$443,933.12
Ken C. Hicks President and Chief Merchandising Officer	$537,508.17
Stephen F. Raish Executive Vice President, Chief Information Officer	$322,098.36
Myron E. Ullman, III Chairman and Chief Executive Officer	$406,557.60
Vanessa J. Castagna Former Executive Vice President, Chairman and CEO JCPenney Stores, Catalog and Internet	$1,044,880.00
Charles R. Lotter Former Executive Vice President, Secretary and General Counsel	$441,552.19
Allen I. Questrom Former Chairman and Chief Executive Officer	$2,160,000.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY COMPANY, INC.

By: /s/ Joanne L. Bober
    Joanne L. Bober
    Senior Vice President,
    General Counsel and Secretary

Date: March 4, 2005